SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K




                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the Fiscal Year Ended December 31, 1996


A.  Full Title of the Plan:

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN


B. Name of Issuer of the Securities Held Pursuant to the Plan and the Address of Its Principal Executive Office:

                                 PHH CORPORATION
                              11333 McCormick Road
                           Hunt Valley, Maryland 21031

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN

                                      INDEX


                                    Page No.



Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits -
         December 31, 1996 and 1995                                          2

Statements of Changes in Net Assets Available for Plan Benefits -
         Years Ended December 31, 1996 and 1995                              3

Notes to Financial Statements                                                4

Schedules -         Item 27a -      Schedule of Assets Held for Investment
                                    Purposes                                 9

                    Item 27d -      Schedule of Reportable Transactions     10

Signatures                                                                  11

Consent of Independent Auditors                                             12




                        ********************************



The other schedules required by Item 27 of Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

                          INDEPENDENT AUDITORS' REPORT





The Employee Benefits Committee
PHH Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the PHH Corporation Employee Investment Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our 1996 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.


KPMG Peat Marwick LLP

Baltimore, Maryland
April 29, 1997

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN


                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS







                                                           December 31,
                                                  ---------------------------
                                                      1996           1995
                                                  ------------   ------------

Investments, at fair value:
         PHH Corporation Common Stock .........   $ 73,604,551   $ 41,363,751
         Fidelity U.S. Equity Index ...........     15,566,475     10,758,347
         Fidelity Magellan Fund ...............     20,966,923     20,356,814
         Fidelity Retirement Money Market .....     11,546,298     11,729,769
         Fidelity Asset Manager ...............      2,511,787      2,018,667
         Fidelity Europe Fund .................      3,466,056      1,830,309
         Fidelity U.S. Bond Index .............        862,406        597,756

Participant loans receivable ..................      3,464,922      3,120,224
                                                  ------------   ------------

Net assets available for plan benefits (Note 5)   $131,989,418   $ 91,775,637
                                                  ============   ============









                 See Accompanying Notes to Financial Statements

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN


                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS




                                                         Years Ended
                                                         December 31,
                                                -------------------------------
                                                           (Note 3)
                                                     1996              1995
                                                -------------    --------------

Dividend income .............................   $   5,959,631    $   3,371,838
Interest income .............................         260,144          230,660
                                                -------------    -------------

Total dividend and interest income ..........       6,219,775        3,602,498
                                                -------------    -------------

Contributions:
    Employee ................................       7,431,194        6,625,508
    Employer ................................       4,910,626        4,073,174
                                                -------------    -------------

Total contributions .........................      12,341,820       10,698,682
                                                -------------    -------------

Withdrawals and distributions to participants
     (Note 5)                                     (13,793,059)      (7,166,883)

Plan expenses incurred ......................         (88,121)         (46,244)

Net appreciation in fair value of investments      35,533,366       17,418,881
                                                -------------    -------------

Increase in net assets available for benefits      40,213,781       24,506,934

Net assets available for benefits:
    Beginning of year .......................      91,775,637       67,268,703
                                                -------------    -------------

     End of year ............................   $ 131,989,418    $  91,775,637
                                                =============    =============



                 See Accompanying Notes to Financial Statements

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accompanying financial statements of the PHH Corporation Employee Investment Plan ("Plan") have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits.

Purchases  and  sales  of  securities  are  recorded  on  a  trade-date   basis.
Investments are carried at fair value as determined by quoted market prices.

In accordance with requirements of the Tax Reform Act of 1986, the Plan is subjected to a non-discrimination test based on the calculation of the Average Deferred Percentages (ADP test) for highly compensated versus non-highly compensated employee groups. The results of this test, as of December 31, 1996, indicate that the difference in the employee group average deferred percentage is within permissible limits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.


(2)      DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee of PHH Corporation (the "Company") may participate in the Plan after six months of service if he is scheduled to work at least 1,000 hours in a 12 consecutive month period commencing on his date of employment, or in any Plan year commencing after his date of employment. There is no age requirement for eligibility to participate in the Plan. Each participant may contribute to the Plan each year between 1% and 10% of eligible earnings subject to certain limits contained in the Internal Revenue Code of 1986, as amended. The Company's matching contribution is dollar-for-dollar up to 3% of the participant's eligible deferred earnings and up to an additional 3% of eligible deferred earnings based upon the profitability of the Company from continuing operations for the relevant fiscal year. The profitability-based rate of the matchable portion is determined by a schedule established by the Board of Directors for each fiscal year. During Plan years 1996 and 1995, additional Company matching contributions totalling approximately $1,761,700 and $1,078,500 were paid to participants based upon Company profitability.

Each participant could direct the custodian to invest in any increments in any of the following investment programs: (a) the common stock of PHH Corporation comprising the PHH Corporation Common Stock Fund; (b) an Equity-Income Fund (Fidelity US Equity Index Portfolio) consisting of income-producing equity securities; (c) a Growth Fund (Fidelity Magellan Fund) consisting of equity securities of corporations which are growth companies; (d) a Money Market Fund (Fidelity Retirement Money Market Portfolio) consisting of various short-term money market instruments; (e) an Asset Allocation Fund (Fidelity Asset Manager) consisting of domestic and foreign equity securities, bonds and short-term instruments; (f) an International Growth Fund (Fidelity Europe Fund) consisting of securities of Western European issues; or (g) a Bond-Income Fund (Fidelity U.
S. Bond Index Portfolio) consisting of securities contained in the Aggregate Bond Index.

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(2)      DESCRIPTION OF THE PLAN (Continued)

All Company contributions matching the first 3% of the participant's eligible deferred earnings are invested in the PHH Corporation Common Stock Fund with no transfers permitted until age 50. All Company contributions matching up to an additional 3% based upon Company profitability are initially invested in the Money Market Fund with no transfer restrictions.

Participants have a full and immediate vested interest in amounts contributed by them and earnings thereon. Participants have a vested interest in the Company's matching contribution previously made and to be made in the future, determined by the participants' years of vested service. Generally, after three years of such service, participants have a 100% vested interest in all Company contributions made and to be made in the future. Forfeitures of unvested Company matching contributions are used, as permitted under Plan provisions, to pay Plan expenses.

Accounts which may be maintained for each participant in the Plan are (a) "Prior Plan Employee Account" meaning the account relating to his contributions made at any time prior to May 1, 1985; (b) "Prior Plan Company Match Account" meaning the account relating to Employer matching contributions attributable to his contributions made at any time prior to May 1, 1985; (c) "Current Plan Employee Account" meaning the account relating to his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code; (d) "Current Plan Company Basic Match Account" meaning the account relating to Employer matching contributions attributable to the first 3% of his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code; (e) "Current Plan Company Profit Match Account" meaning the account relating to Employer matching contributions attributable to 4% - 6% of his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code based on attainment of certain earnings per share targets set annually by the Company; and (f) "Rollover Account" meaning the account relating to a Participant's qualifying contributions under the rollover provisions of the Plan. Each of these accounts shall have allocated to it the portion of the participant contributions and related Employer matching contributions in accordance with the Plan together with appreciation, depreciation, and earnings then attributable to the participant contributions and related Employer matching contributions as well as distributions to participants in accordance with the Plan. Participants may obtain a loan of up to 50% of their vested account balance not to exceed $50,000. The interest rate charged on loans outstanding is the prime rate as published in the Wall Street Journal plus 1% fixed for the entire term of the loan. Loan terms may range up to five years unless the purpose of the loan is to buy or build a primary residence in which case the loan term may be extended to ten years. Repayment of the loan principal and interest occurs through equal payroll deductions. Participants incur no taxable income as a result of taking a loan unless the loan is not repaid.

Expenses of administering  the Plan incurred  external to the Company (i.e.
the cost of printing literature and forms, the disbursement of benefits, the compensation of administrators, consultants, counsel, etc.), at the direction of the Company, may be paid from the Trust Property. Internal Company support costs (i.e. the cost of staff time, etc.) are paid by the Company.

Although it has not expressed any intent to do so, the Company reserves the right at any time to alter, amend, suspend, discontinue or terminate the Plan; provided, however, that no such alteration, amendment, suspension, discontinuance or termination shall have the effect of permitting any of the Trust Property to be used for or diverted to purposes other than those of the Plan. If the Plan is discontinued or terminated, all Trust Property under the Plan will become immediately vested in the participants and none will inure to the Company.
                                       -5-

                    PHH CORPORATION EMPLOYEE INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

(3)   ALLOCATION OF CHANGES  IN  NET  ASSETS  AVAILABLE  FOR PLAN  BENEFITS  TO
                              INVESTMENT PROGRAMS

      The following is the allocation of changes in net assets available for plan benefits to investment programs for the years ended December 31, 1996 and 1995:


                                                         Year Ended December 31, 1996
                    ---------------------------------------------------------------------------------------------------------------
                      PHH Corp                                Fidelity                             U.S.
                       Common    U.S. Equity     Magellan       Money       Asset      Europe      Bond   Participant
                     Stock Fund     Index          Fund         Market    Manager      Fund       Index       Loans         Total
                    -----------  -----------  ------------  ----------  ----------  ----------  --------  -----------  ------------

Dividend Income     $ 1,244,520 $    366,519  $ 3,273,070  $   605,295  $  192,544  $  226,787  $ 50,896  $    --      $  5,959,631
Interest Income           --             --          --           --          --          --        --       260,144        260,144
Total dividend and  ----------- ------------  -----------  -----------  ----------  ----------  --------  ----------   ------------
  interst income      1,244,520      366,519    3,273,070      605,295     192.544     226,787    50,896     260,144      6,219,775
                    ----------- ------------  -----------  -----------  ----------  ----------  --------  ----------   ------------
Contributions:
  Employee            1,411,844    1,334,555    2,640,505      884,811     470,219     481,461   207,799       --         7,431,194
  Employer            3,148,904        --            --      1,761,722       --          --        --          --         4,910,626
                    -----------  -----------  -----------  -----------  ----------  ----------  --------  ----------   ------------
Total contributions   4,560,748    1,334,555    2,640,505    2,646,533     470,219     481,461   207,799       --        12,341,820
                    -----------  -----------  -----------  -----------  ----------  ----------  --------  ----------   ------------
Interfund transfers    (916,538)   2,133,625   (2,115,618)    (427,152)     31,516     832,943    98,971     362,253          --
Withdrawals and
  distributions
  to particpants     (6,492,273)  (1,335,050)  (2,160,557)  (2,927,415)   (274,057)   (254,614)  (71,394)   (277,699)   (13,793,059)

Plan expenses
  incurred                 (454)      (2,794)      (1,890)     (80,732)     (1,129)       (696)     (426)      --           (88,121)
Net appreciation
  (depreciation) in
  fair value of
  investments        33,844,797    2,311,273   (1,025,401)        --        74,027     349,866   (21,196)      --        35,533,366
                    -----------  -----------  -----------   ----------  ----------   ---------  --------  ---------    ------------
Increase (decrease)
 in net
 assets available
 for benefits        32,240,800    4,808,128      610,109     (183,471)    493,120   1,635,747   264,650     344,698     40,213,781

Net assets available
 for benefits:
Beginning of year    41,363,751   10,758,347   20,356,814   11,729,769   2,018,667   1,830,309   597,756   3,120,244     91,775,637
                    -----------  -----------  -----------  -----------  ----------  ----------  --------  ----------   ------------
End of Year         $73,604,551  $15,566,475  $20,966,923  $11,546,298  $2,511,787  $3,466,056  $862,406  $3,464,922   $131,989,418
                    ===========  ===========  ===========  ===========  ==========  ==========  ========  ==========   ============


                    PHH CORPORATION EMPLOYEE INVESTMENT PLAN

(3) ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO
                        INVESTMENT PROGRAMS (Continued)



                                                   Year Ended December 31, 1995

                       PHH Corp       U.S                     Fidelity                              U.S.
                        Common      Equity      Magellan       Money       Asset      Europe       Bond    Participant
                     Stock Fund      Index        Fund         Market     Manager      Fund        Index      Loans         Total
                     ----------  -----------  -----------  -----------  ----------  ----------  ---------  -----------  ------------

Dividend Income      $1,156,369  $   257,386  $ 1,166,427  $   633,463  $   57,562  $   69,876  $  30,755  $    --      $ 3,371,838
Interest Income          --             --           --          --           --          --         --        230,660      230,660
                     ----------  -----------  -----------  -----------  ----------  ----------  ---------  -----------  ------------
Total dividend and
  interest income     1,156,369      257,386    1,166,427      633,463      57,562      69,876     30,755      230,660    3,602,498
                    -----------  -----------  -----------  -----------  ----------  ----------  ---------  -----------  ------------

Contributions:
  Employee            1,098,498    1,068,179    2,407,574    1,163,034     420,571     322,933    144,719        --       6,625,508
  Employer            2,994,783         --        --         1,078,391        --          --        --           --       4,073,174
                    -----------  -----------  -----------  -----------   ---------  ----------  ---------  -----------  -----------
Total contributions   4,093,281    1,068,179    2,407,574    2,241,425     420,571     322,933    144,719        --      10,698,682
                    -----------  -----------  -----------  -----------   ---------  ----------   --------  -----------  -----------

Interfund transfers  (1,480,686)     502,064      220,167      330,155     (49,329)    104,111    191,911      181,607       --
Withdrawals and
  distributions to
  participants       (2,771,027)    (611,326)  (1,432,109)  (1,517,273)   (458,265)    (95,232)   (94,627)    (187,024)  (7,166,883)

Plan expenses
  incurred                 (739)      (2,574)      (1,870)     (39,718)       (846)       (238)      (259)         --       (46,244)
Net appreciation in
  fair value of
  investments        10,415,670    2,483,059    4,060,503        --        252,546     167,682     39,421          --    17,418,881
                    -----------   ----------   ----------   ----------    --------   ---------   --------   ---------   -----------

Increase in net
  assets available
  for benefits       11,412,868    3,696,788    6,420,692    1,648,052     222,239     569,132    311,920     225,243    24,506,934

Net assets
  available for
  benefits:
  Beginning of year  29,950,883    7,061,559   13,936,122   10,081,717   1,796,428   1,261,177    285,836   2,894,981    67,268,703
                    -----------  -----------  -----------  -----------  ----------  ----------  ---------  ----------   -----------
End of Year         $41,363,751  $10,758,347  $20,356,814  $11,729,769  $2,018,667  $1,830,309  $ 597,756  $3,120,224   $91,775,637
                    ===========  ===========  ===========  ===========  ==========  ==========  =========  ==========   ===========


                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(4)      FEDERAL INCOME TAX EXEMPTION

The Internal Revenue Service issued its latest determination letter on January 23, 1995 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan and its underlying trust have been amended since the date covered by the letter. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.


(5)      FORM 5500 RECONCILIATION

Amounts due to participants of $196,953 in 1995 are reflected as liabilities and benefit payment expenses in the Plan's Form 5500 but are presented as a component of net assets available for plan benefits in the financial statements.


(6)       SUBSEQUENT EVENT

On November 10, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with HFS Incorporated ("HFS"), and Mercury Acq. Corp., a wholly-owned subsidiary of HFS. The merger closing date was April 30, 1997 and, effective with that date, PHH Corporate became a wholly-owned subsidiary of HFS. Pursuant to the Merger Agreement, shares of the Company's common stock were converted into shares of HFS's common stock as determined in the Merger Agreement. The merger was accounted for as a pooling of interests.

Effective April 30, 1997, all future company match contributions to the Plan will be made in cash in the Fidelity Retirement Money market Fund ("Money Market Fund"). Employees will be able to move any or all of the match out of the Money Market Fund at any time.

Any investments in the PHH Common Stock Fund prior to the merger closing date were exchanged for shares of HFS common stock at the merger price. The restriction on current company match balances will continue in that no transfers can be made to another fund until age 50.

The profitability match for fiscal 1997 will be based on the performance targets previously established and will be paid into the Money Market Fund account in June 1997.

The company match on employee contributions made after May 1, 1997, will change. The profitability match will be eliminated for fiscal 1998, and the new match will be as follows:

 .    The first 3% of employee contributions will be matched 100%.
 .    The next 3% of employee contributions will be matched 50%.
 .    The entire company match will be paid into the Money Market Fund on a bi-weekly basis.

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES




                                           Par Value or
                                             Number of                             Current
Name of Issuer and Title of Issue              Shares              Cost             Value
---------------------------------------    ------------       -------------     -------------

December 31, 1996

PHH Corporation Common Stock*..........      1,711,734        $ 32,701,462       $ 73,604,551

Equity-Income Fund - Fidelity
  U.S. Equity Index Portfolio .........        577,606          10,975,063         15,566,475

Growth Fund - Fidelity
  Magellan Fund .......................        259,974          18,914,253         20,966,923

Money Market Fund - Fidelity Retirement
  Money Market Portfolio ..............     11,546,298          11,546,298         11,546,298

Asset Allocation Fund - Fidelity
  Asset Manager .......................        152,507           2,373,837          2,511,787

International Growth Fund - Fidelity
  Europe Fund .........................        130,254           3,016,953          3,466,056

Bond-Income Fund - Fidelity
  U.S. Bond Index Portfolio ...........         81,667             864,929            862,406
                                                              ------------       ------------
     Total investments ................                         80,392,795        128,524,496

Participant loans receivable
(@interest rates ranging from 9.25% to 9.5%)                     3,464,922          3,464,922
                                                              ------------       ------------
                                                              $ 83,857,717       $131,989,418
                                                              ============       ============


*Party-in-interest


                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1996



                                                 Purchases                                            Sales
                                   ------------------------------------  -----------------------------------------------------------
                                                          Current Value                                    Current Value
                                   Total    Purchase     at transaction   Total    Selling      Cost of   at transaction     Net
      Description of Asset           #       Price            date           #      Price        Asset        date          Gain
---------------------------------  -----   ----------   ---------------  ------  ----------   ---------  --------------  ----------


PHH Corporation Common Stock*...    167    $8,007,440      $8,007,440      138   $9,611,942   $5,902,536   $9,611,942    $3,709,406


Fidelity U.S. Equity Index .....    218     4,984,390       4,984,390      144    2,490,423    1,829,421    2,490,423       661,002


Fidelity Magellan Fund .........    237     8,248,087       8,248,087      187    6,622,146    6,218,767    6,622,146       403,379


Fidelity Retirement Money Market    225     5,775,733       5,775,733      215    5,886,156    5,886,156    5,886,156         --


Fidelity Asset Manager .........    160     1,205,702       1,205,702      117      786,605      729,318      786,605        57,287


Fidelity Europe Fund ...........    188     1,819,447       1,819,447      104      534,859      466,635      534,859        68,224


Fidelity U.S. Bond Index .......    141       546,516         546,516       85      260,682      263,173      260,682        (2,491)


*Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned here duly authorized.

                                   PHH CORPORATION EMPLOYEE INVESTMENT PLAN



Date:  July 7, l997               By:       /s/ Terry E. Kridler
                                        -----------------------------------
                                             Terry E. Kridler
                                             as Trustee

















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